Filed pursuant to Rule 424(b)(3)
Registration No. 333-127891

UNITED DEVELOPMENT FUNDING III, L.P.
SUPPLEMENT NO. 11 DATED MARCH 6, 2009
TO THE PROSPECTUS DATED MAY 15, 2006

This Supplement No. 11 supplements, and should be read in conjunction with, the prospectus dated May 15, 2006, Supplement No. 6 dated April 29, 2008, Supplement No. 7 dated May 30, 2008, Supplement No. 8 dated September 4, 2008, Supplement No. 9 dated December 10, 2008 and Supplement No. 10 dated January 16, 2009.  Supplement No. 6 superseded and replaced all prior supplements.  Unless otherwise defined in this Supplement No. 11, capitalized terms used have the same meanings as set forth in the prospectus.

The purpose of this supplement is to describe the following:

(1)           the status of the offering of units in United Development Funding III, L.P.; and

(2)	the reallocation of units between our primary offering and our distribution reinvestment plan.

Status of the Offering

We commenced the initial public offering of our units of limited partnership interest on May 15, 2006.  As of March 5, 2009, we had accepted subscriptions and issued an aggregate of 16,690,405 units of limited partnership interest to limited partners, consisting of 16,186,295 units that have been issued to our limited partners in exchange for gross proceeds of approximately $323.7 million and another 504,110 units of limited partnership interest issued to limited partners in accordance with our distribution reinvestment plan in exchange for gross proceeds of approximately $10 million.  This offering will terminate upon the earlier of the sale of all units of limited partnership interest being offered in our primary offering or May 15, 2009 (unless extended with respect to the units offered under the distribution reinvestment plan); provided, however, that our general partner may terminate this offering at any earlier time.

Outside Front Cover Page of the Prospectus

The second full paragraph appearing on the outside front cover page of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

We are offering and selling to the public a maximum of 16,500,000 units of limited partnership interest and a minimum of 50,000 units of limited partnership interest for $20 per unit.  We are also offering up to 1,000,000 units of limited partnership interest to be issued pursuant to our distribution reinvestment plan for $20 per unit.  We reserve the right to reallocate the units of limited partnership interest we are offering between the primary offering and our distribution reinvestment plan.  The net proceeds of our offering will be invested in mortgage loans and other real estate assets.  You must purchase at least 150 units for $3,000 if you are purchasing through an IRA or other qualified account.  If you are not purchasing through a qualified account, you must purchase at least 250 units for $5,000.

The table appearing on the outside front cover page of our prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

The Offering:

	Price to Public	Selling Commissions and Due Diligence Fees	Wholesaling and Marketing Support Fees	Proceeds to United Development Funding III, L.P.
Primary Offering
Per Unit	$20.00	$1.50	$0.60	$ 17.90
Total Minimum	$1,000,000	$75,000	$30,000	$895,000
Total Maximum	$330,000,000	$24,750,000	$9,900,000	$295,350,000
Distribution Reinvestment Plan
Per Unit	$20.00	$0.20	$—	$ 19.80
Total Minimum	$—	$—	$—	$ —
Total Maximum	$20,000,000	$200,000	$—	$19,800,000

The third full paragraph appearing on the outside front cover page of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

The units will be offered to investors on a best efforts basis.  Selling commissions will be reduced to $0.20 per unit and no due diligence fees, wholesaling fees or marketing support fees will be paid for units sold pursuant to our distribution reinvestment plan.  We expect that at least 85.44% of the gross offering proceeds raised will be available for our use in mortgage loans and other real estate assets.  This offering will terminate upon the earlier of the sale of all units of limited partnership interest being offered in our primary offering or May 15, 2009 (unless extended with respect to the units offered under the distribution reinvestment plan); provided, however, that our general partner may terminate this offering at any earlier time.

Terms of the Offering

The first paragraph of the “Prospectus Summary – Terms of the Offering” section beginning on page 4 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

We are offering to the public up to 16,500,000 units of limited partnership interest at $20 per unit.  We also are offering up to 1,000,000 units pursuant to our distribution reinvestment plan at $20 per unit.  We reserve the right to reallocate the units of limited partnership interest we are offering between the primary offering and our distribution reinvestment plan.  We will offer units until the earlier of May 15, 2009 or the date we sell all units of limited partnership interest being offered in our primary offering; provided, however, that our general partner may terminate this offering at any time.  Our general partner also may elect to extend the offering period up to May 15, 2010 solely for the units reserved for issuance pursuant to our distribution reinvestment plan if all of those units are not sold prior to the termination date.  This offering must be registered, or exempt from registration, in every state in which we offer or sell units.  Generally, such registrations are effective for one year.  Therefore, we may have to stop selling units in any state in which the registration is not renewed annually.

Estimated Use of Proceeds

The “Prospectus Summary – Estimated Use of Proceeds” section on page 8 of the prospectus, the “Estimated Use of Proceeds” section beginning on page 43 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

The following table sets forth information about how we intend to use the proceeds raised in this offering, assuming that we sell (1) the minimum offering of 50,000 units, (2) the maximum offering of 16,500,000 units pursuant to our primary offering and no units pursuant to our distribution reinvestment plan and (3) the maximum offering of 17,500,000 units, respectively, pursuant to this offering.  We reserve the right to reallocate the units of limited partnership interest we are offering between the primary offering and our distribution reinvestment plan.  Many of the figures set forth below represent management’s best estimate since they cannot be precisely calculated at this time.  We expect that at least 85.44% of the money that limited partners invest will be available for use by us to make real estate loans and/or purchase participations in real estate development loans.  In no event will less than 82% of the gross proceeds from this offering be available to us for investment.  The remaining up to 14.56% of gross proceeds of this offering will be used to pay fees and expenses to our general partner and our selling group members.  Our fees and expenses, as listed below, include the following:

•
Selling commissions equal to 7.0% of aggregate gross offering proceeds (1.0% of gross proceeds for sales under our distribution reinvestment plan, except that no selling commissions shall be paid with respect to sales pursuant to our distribution reinvestment plan to residents of Kentucky and Massachusetts), which commissions may be reduced under certain circumstances, payable to broker-dealers participating in the offering of our units.  For a description of additional provisions relating to the selling commissions, see “Plan of Distribution.”

•
Bona fide due diligence fee of up to 0.5% of aggregate gross offering proceeds (except that no due diligence fee shall be paid for sales under our distribution reinvestment plan), paid by our general partner (who is reimbursed by us for the payment of such fee) to broker-dealers participating in the offering of our units.  For a description of additional provisions relating to the bona fide due diligence fee, see “Plan of Distribution.”

•
Organization and offering expenses, which are defined generally as any and all costs and expenses incurred by us, our general partner or its affiliates in connection with our formation and qualification, and registration, marketing and distribution of our units, including, but not limited to, accounting and escrow fees, printing, initial advertising and marketing expenses and all other accountable offering expenses, other than selling commissions, wholesaling fees and marketing support fees.  Our general partner will be responsible for the payment of organization and offering expenses, other than selling commissions and the bona fide due diligence fee, to the extent they exceed 1.5% of gross offering proceeds without recourse against or reimbursement by us (except that no organization and offering expenses shall be paid in connection with sales under our distribution reinvestment plan).

•
Wholesaling fees and marketing support fees of up to an aggregate of 3.0% of our gross offering proceeds, except that no wholesaling fees or marketing support fees shall be paid in respect of sales under our distribution reinvestment plan.  Wholesaling fees of up to 1.2% of our gross offering proceeds will be paid to IMS Securities, an unaffiliated selling group member, for wholesaling services; from such amount, IMS Securities will reallow 1.0% of our gross offering proceeds to wholesalers that are employed by an affiliate of our general partner.  Marketing support fees of 0.8% of our gross offering proceeds will be paid to UMTH Funding, an affiliate of our general partner, for marketing and promotional services provided to our selling group members.  An additional marketing support fee will be paid directly to unaffiliated participating selected dealers in an amount to be determined in the sole discretion of our general partner, but which shall not exceed 1.0% of our gross offering proceeds.  Such services include, but are not limited to, producing materials used by our selling group members to market our units and coordinating the due diligence process.  The marketing support fee may be deemed to be compensation for services directly or indirectly performed on behalf of our selling group members and, therefore, would be considered underwriting compensation.

•
We will pay acquisition and origination expenses and fees to our general partner equal to 3.0% of the amount available for investment in mortgages for fees and expenses associated with the selection, acquisition and origination of mortgages, including, but not limited to, legal fees and expenses, travel and communication expenses, costs of appraisals, accounting fees and expenses and title insurance funded by us.  Acquisition and origination fees and expenses will be paid by us with respect to each new loan we originate or acquire.  Such fees and expenses will be paid at the time we enter into or acquire a new loan.

In no event shall the total underwriting compensation, including selling commissions, bona fide due diligence fees, wholesaling fees and marketing support fees, exceed 10% of gross offering proceeds.

	Minimum Offering (50,000 units) (1)		Maximum Primary Offering (16,500,000 units) (1)		Maximum Total Offering (17,500,000 units) (1)
	Amount	Percent	Amount	Percent	Amount	Percent
Gross offering proceeds	$1,000,000	100.00%	$330,000,000	100.00%	$350,000,000	100.00%
Selling commissions	70,000	7.00	23,100,000	7.00	23,300,000	6.66
Wholesaling fees	12,000	1.20	3,960,000	1.20	3,960,000	1.13
Marketing support fees (2)	18,000	1.80	5,940,000	1.80	5,940,000	1.70
Due diligence fees	5,000	0.50	1,650,000	0.50	1,650,000	0.47
Organization and offering expenses (3)	15,000	1.50	4,950,000	1.50	4,950,000	1.41
Acquisition and origination expenses and fees	25,631	2.56	8,458,252	2.56	9,034,951	2.58
Amount estimated to be invested (4)	$854,369	85.44%	$281,941,748	85.44%	$301,165,049	86.05%
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(1)
For purposes of this table, the minimum offering and maximum primary offering amounts assume that no purchases are made under our distribution reinvestment plan, and the maximum total offering amounts assume the sale of all 1,000,000 units being offered under our distribution reinvestment plan.  We reserve the right to reallocate the units of limited partnership interest we are offering between the primary offering and our distribution reinvestment plan.

(2)
Includes a 0.8% marketing support fee to be paid to UMTH Funding (a portion of which may be reallowed to participating selected dealers for direct marketing support) and an additional marketing support fee to be paid directly to participating selected dealers in an amount to be determined in the sole discretion of our general partner, but which shall not exceed 1.0% of the gross offering proceeds.

(3)
Our general partner will pay any amount exceeding 1.5% of the gross offering proceeds, excluding proceeds from sales under our distribution reinvestment plan.  Organization and offering expenses will necessarily increase as the volume of units sold in the offering increases, in order to pay the increased expenses of marketing and distributing the additional units and qualifying the additional investors.

(4)
Includes amounts we expect to invest in loans net of fees and expenses.  We estimate that at least 85.44% of the gross proceeds received from the sale of units will be used to acquire mortgage loans and other investments.  The percentage of gross offering proceeds available to be invested may increase to 86.05% if our distribution reinvestment plan is fully subscribed.

Until required in connection with the funding of loans and loan participations, substantially all of the net proceeds of this offering and, thereafter, our working capital reserves, may be invested in short-term, highly-liquid investments including, but not limited to, government obligations, bank certificates of deposit, short-term debt obligations and interest-bearing accounts.

Compensation to Selling Group Members, General Partner and Affiliates of Our General Partner

The “Prospectus Summary – Compensation to Selling Group Members, General Partner and Affiliates of Our General Partner” section beginning on page 12 of our prospectus, the “Compensation of Our General Partner and Its Affiliates” section beginning on page 67 of our prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

Selling group members, our general partner and affiliates of our general partner will receive compensation and fees for services relating to this offering and the investment and management of our assets.  The most significant items of compensation are summarized in the following table:

Type of Compensation	Form of Compensation	$ Amount for Minimum Offering (50,000 units) (1)	$ Amount for Maximum Offering (17,500,000 units) (1)
Organizational and Offering Stage
Selling Commissions (paid to unaffiliated selling group members)	7.0% of gross offering proceeds (except that commissions for sales under our distribution reinvestment plan are reduced to 1.0% of gross offering proceeds) (2)	$70,000	$23,300,000
Bona Fide Due Diligence Fee (paid by our general to unaffiliated selling group members; we reimburse our general partner for such payments)	0.5% of gross offering proceeds (except that no due diligence fee shall be paid for sales under our distribution reinvestment plan)	$5,000	$1,650,000
Wholesaling Fee (paid by our general partner to IMS Securities, Inc., an unaffiliated selling group member; we reimburse our general partner for such payments) (3)	Up to 1.2% of gross offering proceeds (except that no wholesaling fee shall be paid for sales under our distribution reinvestment plan); from such amount, IMS Securities, Inc. reallows up to 1% of gross offering proceeds (excluding proceeds from our distribution reinvestment plan) to wholesalers that are employed by an affiliate of our general partner	$12,000	$3,960,000
Marketing Support Fee (paid to UMTH Funding Services, L.P., an affiliate of our general partner)	0.8% of gross offering proceeds (except that no marketing support fee shall be paid for sales under our distribution reinvestment plan)	$8,000	$2,640,000
Marketing Support Fee (paid to unaffiliated selling group members)	Up to 1.0% of gross offering proceeds (except that no marketing support fee shall be paid for sales under our distribution reinvestment plan)	$10,000	$3,300,000
Organization and Offering Expenses (paid to our general partner)	1.5% of gross offering proceeds (except that no organization and offering expenses shall be paid in connection with sales under our distribution reinvestment plan)	$15,000	$4,950,000
Operational Stage
Acquisition and Origination Expenses and Fees (paid to our general partner)	3.0% of net amount available for investment in mortgages	$25,631	$9,034,951
Mortgage Servicing Fee (paid to our general partner)
0.25% of our aggregate outstanding development mortgage notes receivable balance.  The fee will be payable monthly in an amount equal to one-twelfth of 0.25% of our aggregate outstanding development mortgage notes receivable balance as of the last day of the immediately preceding month
		$2,136 (4)	$752,913 (4)
Debt financing fee (paid to UMTH Funding Services, L.P., an affiliate of our general partner)
1.0% of the amount made available to us pursuant to the origination, extension or amendment of any line of credit or other debt financing.  The debt financing fee is subject to a debt replacement agreement, and in no event will the debt financing fee be paid more than once in respect of the same debt financing
		Actual amounts are dependent upon amounts available under lines of credit and therefore cannot be determined at the present time.	Actual amounts are dependent upon amounts available under lines of credit and therefore cannot be determined at the present time.
Carried Interest (paid to our general partner) (5)
(a) 1.0% for the first 2.5% of commitments to investments in mortgages above 82% of gross offering proceeds (or if commitments to investments in mortgages are above 82% but no more than 84.5%, 1.0% multiplied by the fractional amount of commitments to investments in mortgages above 82%), (b) 1.0% for the next 2.0% of additional commitments to investments in mortgages above 84.5% of the gross offering proceeds (or if commitments to investments in mortgages are above 84.5% but no more than 86.5%, 1.0% multiplied by the fractional amount of commitments to investments in mortgages above 84.5%) and (c) 1.0% for each additional 1.0% of additional commitments to investments in mortgages above 86.5% of the gross offering proceeds (or a fractional percentage equal to the fractional amount of any 1.0% of additional commitments to investments in mortgages) (6)
		Actual amounts are dependent upon results of operations and therefore cannot be determined at the present time.	Actual amounts are dependent upon results of operations and therefore cannot be determined at the present time.
Unsubordinated Promotional Interest (paid to our general partner) (5)	10.0% of cash available for distribution (7)	Actual amounts are dependent upon results of operations and therefore cannot be determined at the present time.	Actual amounts are dependent upon results of operations and therefore cannot be determined at the present time.
Subordinated Promotional Interest (paid to our general partner) (5)
15.0% of remaining cash available for distribution (including net proceeds from a capital transaction, or pro rata portion thereof) after limited partners have received a return of their net capital contributions and an 8.0% annual cumulative (non-compounded) return on their net capital contributions (7)
		Actual amounts are dependent upon results of operations and therefore cannot be determined at the present time.	Actual amounts are dependent upon results of operations and therefore cannot be determined at the present time.
Operating Expenses (paid to our general partner and UMTH Funding Services, L.P., an affiliate of our general partner) (8)	Reimbursement of actual amounts incurred, subject to certain limitations	Actual amounts are dependent upon results of operations and therefore cannot be determined at the present time.	Actual amounts are dependent upon results of operations and therefore cannot be determined at the present time.
_________________
(1)
The estimated maximum dollar amounts are based on the sale to the public of a maximum of 16,500,000 units at $20 per unit and 1,000,000 units under our distribution reinvestment plan at $20 per unit.  The estimated minimum dollar amounts assume that no purchases are made under our distribution reinvestment plan.  We reserve the right to reallocate the units of limited partnership interest we are offering between the primary offering and our distribution reinvestment plan.

(2)	No selling commissions shall be paid with respect to sales pursuant to our distribution reinvestment plan to residents of Kentucky and Massachusetts.

(3)
Although IMS Securities, Inc. (IMS Securities) is not affiliated with our general partner, certain members of the advisory board to UMT Holdings are principals of IMS, Inc., which is an affiliate of IMS Securities.  In addition, certain registered representatives of IMS Securities, from time to time, may also be employees of UMTH Funding.  Such persons are expected to perform wholesaling services in connection with this offering.  For all sales that are made through such persons or other wholesalers associated with IMS Securities, IMS Securities will be paid a wholesaling fee equal to 1.2% of the gross proceeds from such sales and, from such amount, will reallow 1.0% of the gross offering proceeds to the registered representatives who are also employees of UMTH Funding.

(4)
Assumes 85.44% of the gross offering proceeds are invested in mortgages after the minimum offering amount is raised and 86.05% of the gross offering proceeds are invested in mortgages after the maximum offering is raised.  Actual amounts are dependent upon outstanding loan balances held by us and therefore cannot be determined at the present time.  Such amount will be payable annually, will be less than the amount indicated until such time that all of the offering proceeds are disbursed as loans and not held by us, and will decrease to the extent that capital proceeds that constitute a return of capital are distributed to the limited partners and are not used to make new loans.

(5)
Provided we have cash available from our operations (other than from repayment of the principal amounts of outstanding loans), we intend to pay distributions to our general partner and limited partners on a monthly basis.

(6)
In order for proceeds to be considered “committed” for purposes of calculation and payment of a carried interest, we must be obligated by contract or other binding agreement to invest such proceeds in mortgages, to the exclusion of any other use for such proceeds or no use at all.  We expect to pay our general partner 1.47% of cash available for distribution as its carried interest.  Such percentage may change from time to time and will be calculated immediately prior to any distribution of cash available for distribution or net proceeds from a capital transaction to the partners under our partnership agreement.  Carried interest will be distributable to our general partner when cash available for distribution or net proceeds from a capital transaction are distributed to the limited partners.

(7)
“Cash available for distribution” is the cash funds received by us from operations (other than net proceeds from a capital transaction that produces proceeds from (a) the repayment of principal or prepayment of a mortgage to the extent classified as a return of capital for federal income tax purposes, (b) the foreclosure, sale, exchange, condemnation, eminent domain taking or other disposition of a mortgage loan or of a property subject to a mortgage, or (c) insurance or a guarantee with respect to a mortgage), including, without limitation, interest, points, revenue participations in property appreciation and interest or dividends from interim investments, less all cash used to pay partnership expenses and debt payments and amounts set aside for reserves.

(8)
Employees of UMTH Funding Services, L.P. will assist our general partner in our management, and we will reimburse UMTH Funding Services, L.P. for its actual expenses in providing unitholder relations and reporting services for us.

There are many additional conditions and restrictions on the amount of compensation our general partner and its affiliates may receive.  There are also some smaller items of compensation and expense reimbursements that our general partner may receive.  For a more detailed explanation of the fees and expenses payable to our general partner and its affiliates, see “Estimated Use of Proceeds” and “Compensation of Our General Partner and Its Affiliates.”  Our general partner may not receive compensation in excess of the maximum amount permitted under the Statement of Policy Regarding Mortgage Programs published by the North American Securities Administrators Association, referred to in this prospectus as the NASAA Guidelines.

Summary of Distribution Reinvestment Plan

The first paragraph of the “Summary of Distribution Reinvestment Plan – Investment of Distributions” section beginning on page 88 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

We have adopted a distribution reinvestment plan pursuant to which investors may elect to have a portion of the full amount of their distributions from us reinvested in additional units.  We are offering 1,000,000 units for sale pursuant to our distribution reinvestment plan at $20 per unit, which will be available only until the termination of this offering, which is scheduled for May 15, 2009; provided, however, that we may reallocate the units of limited partnership interest being offered between the primary offering and our distribution reinvestment plan; and provided further that our general partner has the discretion to extend the offering period up to May 15, 2010 for the units being offered pursuant to this prospectus under our distribution reinvestment plan.

Plan of Distribution

The “Plan of Distribution – The Offering” section on page 125 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

We are offering a maximum of 16,500,000 units of limited partnership interest to the public through select members of the Financial Industry Regulatory Authority, or FINRA.  The units are being offered at a price of $20 per unit on a “best efforts” basis, which means generally that our selling group members will be required to use only their best efforts to sell the units, and they have no firm commitment or obligation to purchase any of the units.  We are also offering 1,000,000 units for sale pursuant to our distribution reinvestment plan at a price of $20 per unit.  Therefore, a total of 17,500,000 units are being registered in this offering.  We reserve the right to reallocate the units of limited partnership interest we are offering between the primary offering and our distribution reinvestment plan.  The offering of our units will terminate on or before May 15, 2009.  However, we reserve the right to terminate this offering at any time prior to such termination date.  At the discretion of our general partner, we may elect to extend the termination date of our offering of units reserved for issuance pursuant to our distribution reinvestment plan up to May 15, 2010, in which case participants in the plan will be notified.  This offering must be registered in every state in which we offer or sell units.  Generally, such registrations are for a period of one year.  Thus, we may have to stop selling units in any state in which the registration is not renewed prior to its expiration.